KEYSER RESOURCES, INC.
61 Sherwood Circle NW
Calgary Alberta T3R 1R3

February 1, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. H. Roger Schwall

Re:	Keyser Resources, Inc. Registration Statement on Form S-1 File No. 333-159561

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Keyser Resources, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 3:00 pm, Eastern Time, on February 3, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Maurice Bidaux
Maurice Bidaux
Chief Executive Officer